Filed by Amtech Systems, Inc.

pursuant to Rule 425 under the Securities Act

of 1933 and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: BTU International, Inc.

Commission File No.: 000-17297

The following is the transcript of a joint conference call held by BTU and Amtech Systems, Inc. on October 22, 2014 in connection with the proposed merger with Amtech Systems, Inc.:

Investor Call Script

Operator

Good day, ladies and gentlemen, and welcome to the Amtech Systems and BTU International joint conference call.

[Operator Instructions]

As a reminder, this conference is being recorded. I will now turn the call over to your host, Brad Anderson, chief financial officer of Amtech Systems. Please go ahead.

Brad Anderson

Thank you, [operator name]. Good morning everyone. Thank you for joining us today to discuss Amtech’s acquisition of BTU. Joining me for today’s call are Amtech’s executive chairman, J.S. Whang, Amtech’s chief executive officer, Fokko Pentinga, and BTU’s chairman and chief executive officer, Paul J. van der Wansem.

During today’s call, management of Amtech and BTU will make forward-looking statements. All such forward-looking statements are based on information available to us as of this date, and we assume no obligation to update any such forward-looking statements. These statements are not guarantees of future performance, and actual results could differ materially from current expectations. Among the important factors which could cause actual results to differ materially

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from those in the forward-looking statements are changes in the technologies used by our customers and competitors; change and volatility in the demand for our products; the effect of changing worldwide political and economic conditions including government-funded solar initiatives; capital expenditures; production levels, including those in Europe and Asia; the effect of overall market conditions, including the equity and credit markets and market acceptance risks. Other risk factors are detailed in both company’s Securities and Exchange Commission filings, including their Form 10-K and Forms 10-Q. Furthermore, additional materials complementary to this call are available on the respective investor relations sections of the companies’ websites.

Before I turn the call over to J.S., let me also remind you that the material in the call with the exception of the participant questions is the property of Amtech, and cannot be recorded or rebroadcast without Amtech’s express written permission. With that, I’ll now turn the call over to J.S. Whang, executive chairman of Amtech Systems to begin the discussion.

J.S. Whang

[Transaction Highlights]

Thank you, Brad, and good morning, everyone. Thank you for joining this call to discuss the exciting transaction we announced this morning to acquire BTU International. This combination will advance our strategy to expand our technology portfolio in adjacent sectors by combining two leaders in the thermal processing equipment industry. Amtech is a leading global supplier of solar and semiconductor production and automation systems and related supplies for the manufacture of solar cells, LED, semiconductors, and silicon wafers. BTU is a leading provider of thermal processing technologies in the semiconductor, electronics and solar sectors. Together, we will be a stronger company, and better positioned to drive long-term growth. Let me summarize the key benefits of the transaction.

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•	First, it will give us greater scale, operating efficiencies and end-market diversification.

•	Second, the combination reinforces Amtech’s solar growth opportunity.

•	Third, with the addition of BTU, we will have a significant position in semi-flow equipment, a consistently profitable business.

•	Fourth, we believe that BTU’s other businesses also create potential for additional upside.

•	And, finally, we expect the transaction to be accretive to Amtech’s fiscal year 2015 non-GAAP earnings per share.

This is the type of combination I have envisioned for Amtech for some time, one that leverages the market leadership we have already built organically and supports our growth potential. BTU is a company that I have admired for a long time because it shares Amtech’s focus on service, quality and innovation. Both Paul and I believe the combined company will enhance our ability to serve existing and new customers, provide new opportunities for employees, and drive additional value creation for both company’s stockholders.

I will now hand the call over to Fokko to walk you through the details of the deal.

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Fokko Pentinga

[Summary of Transaction Terms]

Thank you, J.S. I will quickly summarize the deal terms and then provide further detail on the benefits of the deal and why it is such an important milestone for both companies. Under the terms of the deal:

•	We will acquire all the outstanding shares of BTU in all-stock deal valued at $32.5 million dollars.

•	Upon completion of the transaction, current Amtech stockholders will own approximately 76% of the combined company.

•	Our teams are already planning the integration process, and we currently expect to close the transaction in the first calendar quarter of 2015.

•	The transaction is subject to customary closing conditions, regulatory approval and stockholder votes at both Amtech and BTU.

•	After the transaction closes, J.S. and I will continue to lead the company. Paul van der Wansem, the CEO of BTU, will join the combined company’s board and management committee. Peter Tallian, chief operating office of BTU, will become the general manager for the BTU International division.

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[Transaction Rationale Detail]

As J.S. noted, the transaction is consistent with our stated strategy to acquire companies with complementary technologies and brings together two leaders in the thermal processing equipment industries. We have a successful track record of executing on this strategy and we are very confident that we will seamlessly integrate BTU given the complementary nature of its portfolio and operations, as well as our similar corporate cultures.

With BTU, we will gain exposure to new and consistently profitable markets, including reflow for the semiconductor and printed circuit board assembly markets. These businesses account for approximately $40 million dollars of BTU’s revenues.

We also will benefit from a broader solar product portfolio with the addition of complementary and advanced thermal processing equipment and processes. The combined company will own a diverse, well-balanced and market-leading portfolio of technology solutions.

Importantly, we will strengthen our footprint in China as well as other key geographic markets with attractive growth trends. BTU produces and ships almost two thirds of its products to Asia through its major production facility in Shanghai, China. The addition of BTU will enhance our operating footprint and routes to market, and bring us closer to many of our key customers.

As J.S. highlighted, the combination with BTU also will better position us to capitalize on our leading solar technology business to meet growing demand. We believe there is significant opportunity in the PV solar market. Capital expenditure on next-generation technology is expected to accelerate in 2015. Solar annual demand is expected to grow from 38GW in 2013 to 100GW in 2018, according to market researchers.

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Amtech holds a leading position in the global solar diffusion furnace market and we have further consolidated this position with the successful launch of next-generation technologies, including our PECVD system and ion solar implant system. With the addition of BTU, Amtech will have a more diversified and profitable revenue base, allowing us to better scale production and distribution of our solar technology. The strength of the combined Amtech and BTU businesses will reinforce our longer-term growth potential in the solar PV market and maximize value creation for our stockholders.

With that, I will turn the call over to Paul van der Wansem.

Paul van der Wansem

[BTU Perspective]

Thank you, Fokko, and good morning, everyone. We are excited about the potential to partner with Amtech and the opportunities that this creates for our customers, employees and stockholders. Working with the Amtech executives over recent months, I realize how similar their corporate values and culture are to those of BTU. I also share their confidence in the strategic logic of the combination and the long-term potential for value creation. There are a number of key strategic benefits from the transaction.

First, BTU will gain exposure to the fast-growing solar PV market. Amtech holds a leading competitive position in the market and this will drive significant growth for the combined company.

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BTU also will benefit from more diverse positioning in international markets. Our positioning in higher-growth markets like China and the U.S. will be enhanced, and we will gain greater exposure to other major international markets, including Europe.

There are also benefits to greater scale, including more stability, a larger and more global talent pool, and potential for collaboration in areas such as marketing, operations and R&D.

As a result of these strategic benefits, we will be in a better position to serve our current and future customers. We will operate in more markets, with a wider range of products and technology solutions.

Importantly, this transaction offers compelling value to our stockholders. BTU stockholders will receive 0.3291 shares of Amtech stock for each share of BTU stock they own, in a tax-free exchange. This equates to consideration of $3.33 per share, based on Amtech’s closing stock price on Tuesday.

Upon completion of the transaction, BTU stockholders will own approximately 24% of the combined company. This will enable our stockholders to benefit from the longer-term value creation potential of the combined company.

I will now turn the call over to Brad Anderson, Amtech’s CFO.

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Brad Anderson

[Financial Model]

Thank you, Paul. Let me start by saying that I share the team’s excitement about this transaction. It delivers a number of strategic benefits, including creating a larger and more balanced enterprise. The combined company generated pro forma revenue of $94.7 million dollars based on the results for the twelve months ended June 30, 2014 for Amtech and June 29, 2014 for BTU. And, as we noted earlier in the call, the revenue mix of the combined company will be much more diverse, spanning semi, semi-reflow, polishing, solar and other business lines.

Importantly, the combined company is expected to generate $4 to 5 million dollars of annual operating expense savings within 12 months of closing. And as J.S. noted, the transaction is expected to be accretive to fiscal year 2015 EPS on a non-GAAP basis.

With that, I will hand the call back to Fokko.

Fokko Pentinga

[Closing]

Thank you, Brad. Today’s announcement is a significant milestone for both companies. A larger, stronger and more diverse business will create opportunities for employees, customers and stockholders. The combination unites two leading companies and creates a strong foundation from which to drive the growth of Amtech’s solar business. We are confident that the larger company will be well positioned to deliver improved profitability, accelerated growth and long-term stockholder value.

We will now open the call to your questions.

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#  #  #

Important Information For Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Amtech Systems, Inc. (“Amtech”) and BTU International, Inc. (“BTU”) intend to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), containing a joint proxy statement/prospectus, relating to the proposed merger. Amtech and BTU also intend to file other relevant documents relating to the proposed merger with the SEC. The proposals for the proposed merger will be made solely through the joint proxy statement/prospectus. BTU AND AMTECH URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS THERETO) WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER PARTY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMTECH, BTU AND THE PROPOSED MERGER.

Investors and shareholders of Amtech and BTU will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by BTU will be available free of charge on the investor relations portion of the Company’s website at www.btu.com. Documents filed with the SEC by Amtech will be available free of charge on the investor relations portion of the Amtech website at www.amtechsystems.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of BTU or Amtech. BTU and its directors and executive officers, and Amtech and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of BTU and Amtech common stock in respect of the proposed merger and the transactions contemplated thereby. Information about the directors and executive officers of BTU is set forth in the proxy statement for BTU’s 2014 annual meeting of stockholders, which was filed with the SEC on April 14, 2014. Information about the directors and executive officers of Amtech is set forth in the proxy statement for Amtech’s 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014. Investors and shareholders can obtain more detailed information regarding the direct and indirect interests of BTU’s and Amtech’s directors and executive officers in the proposed merger by reading the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available.

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